AMENDED

15049745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 16 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 67693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intellivest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Chase Ct.

(No. and Street)

Riverdale, (City) GA (State) 30296-2610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Kolber 678-595-9746

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Patrick Green, CPA PC

(Name – *if individual, state last, first, middle name*)

117 W. Broad St., Suite 101 (Address) Fairburn, (City) GA (State) 30213 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel H. Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intellivest Securities, Inc., as of Dec. 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel H. Kolber
Signature

OWNER/PRES/CEO
Title

AMANDA McLEOD NOTARY PUBLIC FULTON COUNTY

Amanda McLeod
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTELLIVEST SECURITIES, INC

Financial Statements

With Independent Auditor's Report

December 31, 2014 and December 31, 2013

Filed in accordance with Rule 17a-5 under the
Securities Exchange Act of 1934

Green & Cardon, CPAs

INTELLIVEST SECURITIES, INC.

TABLE OF CONTENTS

GREEN & CARDON

CERTIFIED PUBLIC ACCOUNTANTS
117 W. BROAD ST., SUITE 101
(770) 964-0035 FAIRBURN, GA 30213 (770) 964-5266

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Intellivest Securities, Inc.
Atlanta, GA

Report on the Financial Statements

We have audited the accompanying financial statements of Intellivest Securities, Inc., which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income, changes in stockholder's equity, and cash flows, for the years then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks and material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

To the Board of Directors and Stockholder
Page 2 of 2

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intellivest Securities, Inc. as of December 31 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose on forming an opinion on the 2014 and 2013 financial statements as a whole. The accompanying information contained in pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 11 through 12 has been subjected to the auditing procedures applied in the audit of the financial statements and additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly presented in all material respects in relation to the financial statements taken as a whole.

Green & Cardon CPAs

Green & Cardon, CPAs
Fairburn, Georgia

February 25, 2015

INTELLIVEST SECURITIES, INC.
BALANCE SHEETS
YEARS ENDED DECEMBER 31, 2014 AND 2013

ASSETS	2014	2013
CURRENT ASSETS		
Cash and cash equivalents	$ 277,050	$ 239,318
TOTAL CURRENT ASSETS	277,050	239,318
TOTAL ASSETS	$ 277,050	$ 239,318
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT AND OTHER LIABILITIES		
Accrued income taxes	9,863	11,951
TOTAL CURRENT LIABILITIES	9,863	11,951
TOTAL LIABILITIES	9,863	11,951
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 200 shares authorized, 100 shares issued and outstanding)	100	100
Paid-in capital	32,200	32,200
Retained earnings	234,887	195,067
TOTAL STOCKHOLDER'S EQUITY	267,187	227,367
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 277,050	$ 239,318

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
INCOME		
Consulting and planning fees	$ 1,080,440	$ 948,522
TOTAL INCOME	1,080,440	948,522
EXPENSES		
Bank charges	516	443
Consulting	892,271	803,164
Legal and accounting	132,300	82,933
Membership fees and dues	1,245	2,465
Insurance expense	1,516	-
Regulatory fees	2,629	2,801
Taxes and licenses	200	180
Travel	-	3,478
Other expenses	129	-
TOTAL EXPENSES	1,030,806	895,464
INCOME FROM OPERATIONS	49,634	53,058
OTHER INCOME		
Gain on distribution of investments	-	4,833
Interest and dividend income	49	205
INCOME BEFORE INCOME TAXES	49,683	58,096
PROVISION FOR INCOME TAXES	9,863	11,395
NET INCOME	39,820	46,701
OTHER COMPREHENSIVE INCOME		
Unrealized holding gains on securities	-	2,136
Less: Reclassification adjustment	-	(4,833)
TOTAL COMPREHENSIVE INCOME	$ 39,820	$ 44,004

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL		RETAINED EARNINGS		ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
BALANCE, December 31, 2012	$	100	$	32,200	$	148,366	$ 2,697	$ 183,363
Net income						46,701		46,701
Other comprehensive income							(2,697)	(2,697)
BALANCE, December 31, 2013		100		32,200		195,067	-	227,367
Net income		-		-		39,820	-	39,820
Other comprehensive income							-	-
BALANCE, December 31, 2014	$	100	$	32,200	$	234,887	$ -	$ 267,187

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

CASH FLOWS FROM OPERATING ACTIVITIES	2014	2013
Total comprehensive income	$ 39,820	$ 44,004
Adjustments to reconcile total comprehensive income to net cash provided by operating activities		
(Gain) loss on distribution of securities	-	(4,833)
Unrealized holding (gain) loss, net	-	2,697
Professional fees-noncash	-	9,633
Deferred income taxes	-	(556)
Increase (decrease) accrued income taxes	(2,088)	1,847
Net cash provided by operating activities	37,732	52,792
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash from financing activities	-	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	37,732	52,792
CASH AND CASH EQUIVALENTS, JANUARY 1	239,318	186,526
CASH AND CASH EQUIVALENTS, DECEMBER 31	$ 277,050	$ 239,318
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 12,280	$ 10,104
Noncash investing and financing transactions:		
Fair value of securities distributed	-	9,633
Cost	-	(4,800)
Gain on distribution	$ -	$ 4,833

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Intellivest Securities, Inc. (the Company) was incorporated under the laws of the State of Georgia in December 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. in of July 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The primary function of the Company is to assist companies in raising capital and to provide investment structuring advice including option strategies and municipal finance strategies. The Company's primary sources of revenue are consulting and event planning fees.

The Company does not maintain customer accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk Arising Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at one financial institution and at times may exceed federally insured limits. The Company has not experienced any losses in the account and believes it is not exposed to any significant risks on cash.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

Investments

The Company classifies its marketable securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (Continued)

Deferred Income Taxes

For income tax reporting, unrealized holding gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes would be recorded for the difference, which will be taxable or deductible in future periods when the securities are sold or distributed. There were no deferred taxes as of December 31, 2014 and 2013.

Revenue Recognition

Revenues include fees earned for event planning and consultation services to clients. Revenue is recognized when earned, which generally occurs as the services are performed.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and accrued expenses are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities. The fair value of securities owned is determined using quoted prices in an active market, which are categorized as Level 1 inputs in the fair value hierarchy.

NOTE B – MARKETABLE EQUITY SECURITIES

There were no marketable equity securities as of December 31, 2014 and 2013.

The change in net unrealized holding losses on securities available for sale in the amount of $2,697 has been charged to other comprehensive income for the year ended December 31, 2013.

The fair value of all equity securities would be measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE C - RELATED PARTY TRANSACTIONS

Legal Fees:

The Company pays fees to its sole stockholder for legal services provided during the year. During the years ended December 31, 2014 and 2013, legal fees incurred amounted to $129,000 and $79,633, respectively. During 2013, a portion of the fees was paid through the distribution of marketable securities at a fair market value of $9,633. There were no outstanding fees at December 31, 2014 and 2013.

NOTE C – RELATED PARTY TRANSACTIONS (continued)

Lease and Administrative Services Agreement:

During July 2007, the Company entered into a Lease and Administrative Services Agreement with the sole stockholder for office space pursuant to rules and regulations of the Financial Regulatory Association (FINRA). There were no payments made under this agreement during the years ended December 31, 2014 and 2013.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 and 2013, the Company's net capital in excess of its required net capital of $5,000 amounted to $259,191 and $220,443, respectively. The net capital ratio was .04 to 1 and .05 to 1 at December 31, 2014 and 2013, respectively.

NOTE E – INCOME TAXES

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes. The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision (benefit) for income taxes consists of the following components:

	2014	2013
Current	$ 9,863	$11,951
Deferred	-	(556)
Total Provision for Income Taxes	$ 9,863	$11,395

NOTE F – SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2015, which is the date the financial statements were available to be issued.

INTELLIVEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:	
Total stockholder's equity	$ 267,187
Nonallowable assets:	
Cash - FINRA CRD Account	3,056
Total nonallowable assets	3,056
NET CAPITAL	$ 264,131
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness:	
Accrued income taxes	9,863
Total aggregate indebtedness	$ 9,863
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital rquired (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$5,000
Capital in excess of minimum requirements	$ 259,131
Ratio of aggregate indebtedness to net capital	0.04

RECONCILIATON TO FORM X-17A-5, PART 11A
DECEMBER 31, 2014

Net capital reported on Form X-17A-5	273,997
Decrease in other assets	(3)
Increase in accrued income taxes	(9,863)
Net capital per preceding computation	$ 264,131

See independent auditor's report.

INTELLIVEST SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Exemption under Rule 15c3-3, section (k)(2)(i) is claimed as the Company does not hold funds or securities for, or owe money or securities to, customers.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 , pursuant to paragraph (k)(2)(i) of the Rule.

See independent auditor's report.

GREEN & CARDON

CERTIFIED PUBLIC ACCOUNTANTS

770-964-0035 117 W. BROAD ST., SUITE 101 770-964-5266

FAIRBURN, GA 30213

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder of
Intellivest Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Intellivest Securities, Inc. (the Company) as of and for the years ended December 31, 2014 and 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014 and 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Green & Cardon CPAs

Green & Cardon, CPAs

Fairburn, GA

February 25, 2015

GREEN & CARDON
CERTIFIED PUBLIC ACCOUNTANTS
117 W. BROAD ST., SUITE 101
(770) 964-0035 FAIRBURN, GA 30213 (770) 964-5266

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Stockholder of
Intellivest Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Intellivest Securities, Inc. (the Broker) identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Broker claimed an exemption from 17 C.F.R. Section 240.15c3-3(k)(2)(i) (the "exemption provisions) and (2) The Broker stated that the Broker met the identified exemption provisions throughout the most recent fiscal year without exception. The Broker's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Broker's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green & Cardon CPA
Green & Cardon

Fairburn, Georgia

February 25, 2015

INTELLIVEST®
SECURITIES, INC.

FINRA/SIPC/RIA/SIFMA

Broker Dealers Annual Exemption Report

Intellivest Securities, Inc. is a registered broker-dealer subject to Rule 17a-5, promulgated by Securities and Exchange Commission (17 C.F.R Section 40.17a-5, reports to be made by certain brokers and dealers). This exemption report was prepared, as required by 17 C.F.R. Section 240.17a-5(d)(1)(4).

Throughout the fiscal year ended December 31, 2014, the company claimed exemption from 17 C.F.R., section 240.15c3-3(k)(2)(i).

The company met the identified exemption provision throughout the year ended December 31, 2014, without exception.

Signature: [signature]

Name: Daniel Kolber
Title: President and CEO
Company: Intellivest Securities, Inc.
Date: February 25, 2015

INTELLIVEST SECURITIES, INC

SIPC SUPPLEMENTAL REPORT

DECEMBER 31, 2014

GREEN & CARDON
CERTIFIED PUBLIC ACCOUNTANTS
117 W. BROAD ST., SUITE 101
FAIRBURN, GA 30213
(770) 964-0035 (770) 964-5266

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSSMENT RECONCILIATION

To the Stockholder
Intellivest Securities, Inc

In accordance with Rule 17a-d(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment reconciliation (Form SIPC -7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Intellivest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Intellivest Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Intellivest Securities, Inc.'s management is responsible for Intellivest Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Green & Cardon

Green & Cardon, CPAs
Fairburn, Georgia
February 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2165*****************************MIXED AADC 220
067693 FINRA DEC
INTELLIVEST SECURITIES INC
1540 CHASE CT
RIVERDALE GA 30296-2610

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0
   B. Less payment made with SIPC-6 filed (exclude interest) 0
   Date Paid
   C. Less prior overpayment applied
   D. Assessment balance due or (overpayment) 0
   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) 0
   G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 0 $ 0
   H. Overpayment carried forward $ 0

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INTELLIVEST SECURITIES INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRES./OWNER
(Title)

Dated the 9th day of JANUARY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 1,080,455.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): NON-SECURITIES ACTIVITIES RELATED TO OUTSIDE BUSINESS ACTIVITIES OF 2 REG. REPS/CONSULTANTS INCLUDING HOLDING ~~CLEANTECH EDUCATIONAL SEMINARS & PROF'L CONSULTING~~ SERVICES. I DISCUSSED THIS MODE OF OPERATION WITH MS. SIEMERS ON JUNE 7, 2011 (Deductions in excess of $100,000 require documentation)	1,080,455.00
(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,080,455
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

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